Exhibit 99.1

Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Biofrontera AG
03.02.2020 / 16:00

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
X	Other reason: Voluntary group notification due to threshold approach of a subsidiary (please also note item 10)

3. Details of person subject to the notification obligation

Natural person (first name, surname): Wilhelm K. T. Zours Date of birth: 28 Jul 1961

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG

5. Date on which threshold was crossed or reached:

28 Jan 2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	29.88%	0.06%	29.94%	44849365
Previous notification	29.72%	0.00%	29.72%	/

7. Details on total positions
a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)		Indirect (Sec. 34 WpHG)
DE0006046113	0	13400957		%	29.88%
Total	13400957		29.88%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
%
		Total			%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Bearer Bond			Cash	26500	0.06%
			Total	26500	0.06%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)		Total of both (if at least 5% or more)
Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
Strawtec Group AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
ABC Beteiligungen AG	29.87%		%	29.87%
Heidelberger Beteiligungsholding AG	29.87%		%	29.87%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
SPARTA AG	29.87%		%	29.87%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Prisma Equity AG	29.87%		%	29.87%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Deutsche Balaton Biotech AG	29.87%		%	29.93%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
MARNA Beteiligungen AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Altech Advanced Materials AG	%		%	%

Wilhelm K. T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	29.87%		%	29.87%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	29.87%		%	29.87%
Ming Le Sports AG	%		%	%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:
Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights		Proportion of instruments		Total of both
	%		%		%

10. Other explanatory remarks:

Delphi Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG, Prisma Equity AG, ABC Beteiligungen AG and Heidelberger Beteiligungsholding signed a voting pool agreement on January 28, 2020. The purpose of this agreement is to combine the interests of the pool members in order to secure joint influence on the company, in particular through the joint voting of the Biofrontera shares covered by this agreement for all resolutions and elections of Biofronteras’ shareholders’ meeting. The parties under the Pool Agreement currently include the following holdings in Biofrontera:

DELPHI Unternehmensberatung Aktiengesellschaft - 14.65%

SPARTA AG - 7.17%

Deutsche Balaton Biotech AG - 4.46%

Deutsche Balaton Aktiengesellschaft - 2.96%

Prisma Equity AG - 0.40%

ABC Beteiligungen AG - 0.23%

Heidelberg Beteiligungsholding AG - 0.0022%

Date

31 Jan 2020

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com